Exhibit 99.1

Mecox Lane Limited Announces First Quarter 2013 Results

Gross Profit Margin Up 0.4% Year over Year

SHANGHAI, May 15, 2013 — Mecox Lane Limited (“Mecox Lane” or the “Company”) (NASDAQ: MCOX), a leading brand and multi-channel retailer of apparel and accessories in China, today announced its unaudited financial results for the first quarter ended March 31, 2013.

First Quarter 2013 Highlights

•                  Net revenues decreased 43.5% year over year to $21.0 million, compared to $37.1 million in the first quarter of 2012

•                  Gross profit1 decreased 42.8% year over year to $8.1 million, compared to $14.2 million in the first quarter of 2012

•                  Gross margin was 38.6% in the first quarter of 2013, compared to 38.2% in the first quarter of 2012

•                  Net loss was $4.2 million, compared to net loss of $4.2 million in the first quarter of 2012; net loss includes a non-recurring gain of $6.0 million in the first quarter of 2013

Mecox Lane’s Director and Chief Executive Officer Mr. Alfred Gu said, “With the launch of our new joint venture, Giosis Mecoxlane, in January of this year, the ownership and operation of our M18.com website transferred to the JV, which is under the control and management of Giosis Pte. Ltd. (“Giosis”). As expected, the change negatively impacted the website’s user base and our e-commerce channel sales. Although we expect this transition period to continue for some time, we are optimistic based on the successful track record of the Giosis management team, which has already begun to transform M18.com into a brand-neutral online marketplace to attract a number of independent sellers and brands. Moreover, we believe the M18.com website will continue to serve as an effective sale channel for Mecox Lane products.”

Mr. Gu continued, “This transition allows us to refocus on our core strength of providing value-for-money, fast-fashion products to consumers across China. We now offer our products across a number of platforms, including our physical stores and popular third-party e-commerce websites, such as TMall.com, to increase our customer base and e-commerce channel revenues. Given that we operate in a rapidly evolving and competitive market, we will continue to improve our operating efficiency, control our costs and increase our investment in product R&D to better position ourselves as a leading multi-channel retail company in China.”

1 Gross profit excludes the impact of depreciation and amortization expenses.

First Quarter 2013 Results

Due to the seasonal nature of its business, the Company presents its financial results on a year-over-year basis between the first quarter of 2013 and the first quarter of 2012, as in the following paragraphs.

Total Net Revenues

Total net revenues were $21.0 million in the first quarter of 2013, representing a decrease of 43.5% from $37.1 million in the first quarter of 2012. The decrease was primarily due to the decrease in net revenues from the Company’s e-commerce channel, as well as the decrease in net revenues from the Company’s call center and physical stores.

E-commerce Channel2

Net revenues from the Company’s e-commerce channel were $5.7 million in the first quarter of 2013, representing a decrease of 66.8% from $17.1 million in the first quarter of 2012. The decrease was primarily attributed to a decrease in the Company’s sales on M18.com during the period when the website was transferred to Giosis management and relaunched as a brand-neutral open platform.

Call Center

Net revenues from the call center were $9.7 million in the first quarter of 2013, representing a decrease of 12.7% from $11.1 million in the first quarter of 2012. The decrease was primarily attributed to a decline in orders placed through the call center as a result of a reduction in the Company’s catalog circulation.

Directly Operated Stores & Franchised Stores

Net revenues from directly operated stores were $3.1 million in the first quarter of 2013, representing a decrease of 37.3% from $5.0 million in the first quarter of 2012. The decrease was primarily due to the decline in the number of directly operated stores from an average of 115 stores

2  Since January 2013, one of the Company’s reportable segments, i.e. Internet platform segment has been renamed as E-commerce channel to reflect the fact that the M18.com website has been operated by Giosis Mecoxlane and  subsequently re-launched as a brand-neutral and open marketplace platform to attract a number of independent sellers and brands while the Company’s branded merchandise has also been offered on other third-party e-commerce websites in China.

in the first quarter of 2012 to an average of 65 stores in the first quarter of 2013, partially offset by the increase in average store sales.

Net revenues from franchised stores were $2.4 million in the first quarter of 2013, representing a decrease of 37.2% from $3.9 million in the first quarter of 2012. The decrease in net revenues was primarily due to the decline in average store sales and the decline in the number of franchised stores from an average of 275 stores in the first quarter of 2012 to an average of 263 stores in the first quarter of 2013.

Cost of Goods Sold3

Cost of goods sold was $12.9 million in the first quarter of 2013, representing a decrease of 43.9% from $23.0 million in the first quarter of 2012. The decrease is consistent with the overall decrease in revenues.

Gross Profit and Gross Margin

Gross profit was $8.1 million in the first quarter of 2013, representing a decrease of 42.8% from $14.2 million in the first quarter of 2012. Gross margin was 38.6% in the first quarter of 2013, compared to 38.2% in the first quarter of 2012.

Operating Expenses

Total operating expenses were $11.7 million in the first quarter of 2013, representing a decrease of 37.5% from $18.7 million in the first quarter of 2012. The decrease was primarily due to the Company recording a gain of $6.0 million in connection with the partial disposal of the contributed intangible assets to its joint venture, Giosis Mecoxlane, and the decrease in selling, general and administrative expenses in the first quarter of 2013.

Selling, general and administrative expenses were $16.3 million in the first quarter of 2013, representing a decrease of 11.5% from $18.4 million in the first quarter of 2012, primarily due to a decrease in headcount and labor costs related to IT, customer service and logistics, partially offset by severance packages paid to departing employees.

3 Cost of goods sold excludes depreciation and amortization expenses.

Loss from Operations

Loss from operations was $3.6 million in the first quarter of 2013, compared to loss from operations of $4.6 million in the first quarter of 2012. Loss from operations includes a non-recurring gain of $6.0 million in the first quarter of 2013.

Net Loss and Loss per ADS

Net loss was $4.2 million in the first quarter of 2013, compared to net loss of $4.2 million in the first quarter of 2012. Net loss includes a non-recurring gain of $6.0 million in the first quarter of 2013. Non-GAAP net loss4 was $3.2 million in the first quarter of 2013, compared to non-GAAP net loss of $3.5 million in the first quarter of 2012. Basic and diluted loss per American depositary share (“ADS”) attributable to Mecox Lane shareholders was $0.36 in the first quarter of 2013. One ADS represents thirty-five ordinary shares.

Cash and Short-term Investments

As of March 31, 2013, Mecox Lane had cash and cash equivalents totaling $11.2 million, compared to $13.3 million as of December 31, 2012. Restricted cash as of March 31, 2013 totaled $0.9 million, compared to nil as of December 31, 2012. Short-term investments on March 31, 2013 were $23.9 million, compared to $20.7 million as of December 31, 2012, all of which were structured term bank deposits.

Secured Short-term Borrowing

As of March 31, 2013, Mecox Lane had secured short-term borrowing totaling $13.6 million, compared to nil as of December 31, 2012, all of which was secured by restricted cash of $0.9 million and short-term investments of $16.0 million.

Conference Call Information

Mecox Lane management will hold an earnings conference call at 9 p.m. U.S. Eastern Time on May 15, 2013 (9 a.m. Shanghai/Hong Kong Time on May 16, 2013) to discuss results and highlights from the quarter, as well as to answer questions. A brief presentation to accompany the earnings call will be available on the Company’s website, http://ir.mecoxlane.com/events.cfm, at

4 Non-GAAP net loss and non-GAAP net income exclude share-based compensation expenses.  The non-GAAP measures and related reconciliations to GAAP measures are described in the accompanying sections of “About Non-GAAP Financial Measures” and the accompanying table of “Mecox Lane Limited — Consolidated Statement of Operations Information — Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures” at the end of this press release.

7:30 p.m. U.S. Eastern Time on May 15, 2013 (7:30 a.m. Shanghai/Hong Kong Time on May 16, 2013).

The dial-in numbers and passcode for the conference call are as follows:

U.S. Toll Free:	+1-855-500-8701
International:	+65-6723-9385
Hong Kong:	+852-3051-2745
Passcode:	68709466

Additionally, an archived webcast of this call will be available on the Investor Relations section of Mecox Lane’s website at http://ir.mecoxlane.com.

About Mecox Lane Limited

Mecox Lane Limited (NASDAQ: MCOX) is a leading brand and multi-channel retailer of apparel and accessories in China.  The Company offers a wide selection of affordable fashion products through e-commerce channels including the M18.com website, which is operated by the Company’s joint venture, Giosis Mecoxlane Limited, and other independent e-commerce platforms, as well as through the Company’s physical store network and call center. Product offerings include apparel and accessories, beauty and healthcare products and other items under Mecox Lane’s own proprietary brands, and select domestic and international third-party brands.  For more information on Mecox Lane, please visit http://ir.mecoxlane.com.

Safe Harbor: Forward Looking Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “aims,” “estimates,” “confident,” “likely to” and similar statements. Among other things, the quotations from management in this press release, as well as the Company’s strategic and operational plans, contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s business strategies and initiatives as well as its business plans; the Company’s future business development, results of operations and financial condition; changes in the Company’s revenues and certain cost or expense items; the Company’s expectations with respect to increased revenue growth and its ability to sustain profitability; the Company’s products under development or planning; the Company’s ability to attract customers and further enhance its brand recognition; trends and competition in the e-commerce and apparel and accessories industry; the e-commerce and apparel and accessories industry in China may not grow at the rates projected by market data, or at all; the failure of the markets to grow at the projected rates may have a material adverse effect on the Company’s business and the market price of its ADSs; in addition, the rapidly changing nature of the e-commerce and apparel and accessories industry in China subjects any projections or estimates relating to the growth prospects or future condition of the Company’s market to significant uncertainties. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.  Further information regarding these and other risks is included in the Company’s annual report on Form 20-F as well as in its other filings with the Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Mecox Lane’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Mecox Lane uses in this press release non-GAAP net income (loss), which excludes share-based compensation expenses. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

Mecox Lane believes that the non-GAAP financial measure facilitates investors’ and management’s comparisons to Mecox Lane’s historical performance and assists management’s financial and operational decision making. A limitation of using the non-GAAP financial measure is that share-based compensation expenses are recurring expenses that will continue to exist in Mecox Lane’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from the non-GAAP measure. The accompanying table has more details on the reconciliation between the non-GAAP financial measure and its most directly comparable GAAP financial measure.

For investor and media inquiries please contact:

In China:

Ryan Shi

Mecox Lane Limited

Tel: +86-21-6495-0500 or +86-21-5464-9900 Ext. 8161

Email: ir@mecoxlane.com

Nicholas Manganaro

Ogilvy Financial, Beijing

Tel: +86-10-8520-3073

Email: mcox@ogilvy.com

In the U.S.:

Jessica Barist Cohen

Ogilvy Financial, New York

Tel: +1-646-460-9989

Email: mcox@ogilvy.com

Mecox Lane Limited

Unaudited Consolidated Balance Sheet

	December 31,	March 31,
	2012	2013
	$	$
ASSETS
Current assets:
Cash and cash equivalents	13,291,063	11,232,950
Restricted cash	—	877,349
Short-term investments	20,682,480	23,927,700
Accounts receivable, net of allowances of $55,660 and $55,660 as of December 31, 2012 and March 31, 2013, respectively	1,452,864	2,164,886
Amount due from a related party	—	1,079,523
Other receivables	5,149,844	4,048,188
Advances to suppliers and prepaid expenses	6,297,463	1,212,072
Merchandise inventories	27,349,540	25,862,776
	—
Total current assets	74,223,254	70,405,444
Property and equipment, net	46,528,057	45,458,177
Prepaid land use right	6,125,104	6,109,639
Intangible assets, net	1,263,644	1,221,418
Investment in an affiliate	—	10,101,816
Other non-current assets	249,903	647,409

TOTAL ASSETS	128,389,962	133,943,903

LIABILITIES AND EQUITY
Current liabilities:
Secured short term borrowing	—	13,559,030
Accounts payable (including accounts payable of the consolidated VIEs without recourse to Mecox Lane Limited of $3,101,935 and $3,655,956 as of December 31, 2012 and March 31, 2013, respectively)	19,063,827	17,695,779
Advances from customers (including advances from customers of the consolidated VIEs without recourse to Mecox Lane Limited of $1,345,714 and $1,297,038 as of December 31, 2012 and March 31, 2013, respectively)	4,570,595	4,255,418
Amount due to a related party	547,478	266,231
Accrued expenses (including accrued expenses of the consolidated VIEs without recourse to Mecox Lane Limited of $281,152 and $184,582 as of December 31, 2012 and March 31, 2013, respectively)	5,153,056	3,075,495
Other current liabilities (including other current liabilities of the consolidated VIEs without recourse to Mecox Lane Limited of $1,955,777 and $1,669,577 as of December 31, 2012 and March 31, 2013, respectively)	7,358,589	6,540,944
Income tax payable (including income tax payable of the consolidated VIEs without recourse to Mecox Lane Limited of $34,718 and $32,624 as of December 31, 2012 and March 31, 2013, respectively)	1,779,978	1,778,516

Total current liabilities	38,473,523	47,171,413

Equity:
Ordinary shares ($0.0001 par value; 10,000,000,000 shares authorized, 408,727,673 and 414,014,994 shares issued, and 403,790,426 and 406,783,420 shares outstanding as of December 31, 2012 and March 31, 2013)	40,873	41,401
Additional paid-in capital	165,934,265	166,985,493
Treasury Stock	(572,168)	(732,751)
Accumulated deficit	(82,811,023)	(87,035,652)
Accumulated other comprehensive income	6,292,753	6,482,260
Statutory reserve	931,739	931,739

Total Mecox Lane Limited equity	89,816,439	86,672,490
Noncontrolling interests	100,000	100,000

Total equity	89,916,439	86,772,490

TOTAL LIABILITIES AND EQUITY	128,389,962	133,943,903

Mecox Lane Limited

Unaudited Consolidated Statements of Comprehensive Income (Loss)

	Three-month Ended March 31
	2012	2013
	$	$

Net revenues:
E-commerce channel	17,103,843	5,685,751
Call center	11,107,323	9,701,669
Directly operated stores	5,000,440	3,133,640
Franchised stores	3,899,161	2,448,981
Total net revenues	37,110,767	20,970,041
Cost of goods sold (excluding depreciation and amortization)
E-commerce channel	13,270,563	5,065,652
Call center	4,306,495	4,194,517
Directly operated stores	2,857,157	1,760,141
Franchised stores	2,518,144	1,853,566
Total cost of goods sold (excluding depreciation and amortization)	22,952,359	12,873,876
Operating expenses:
Selling, general and administrative expenses	18,380,342	16,274,502
Depreciation and amortization	1,060,294	1,443,939
Other operating income, net	(703,768)	(6,000,723)
Total operating expenses	18,736,868	11,717,718
Income (Loss) from operations	(4,578,460)	(3,621,553)
Interest expense	—	(59,679)
Interest income	612,389	282,054
Other income, net	45,514	72,733
Income (Loss) before income taxes, equity in affiliates and noncontrolling interests	(3,920,557)	(3,326,445)
Income tax expense	(323,911)	—
Income (loss) before equity in affiliates and noncontrolling interests	(4,244,468)	(3,326,445)
Loss from equity in an affiliate	—	(898,184)
Net loss	(4,244,468)	(4,224,629)
Accretion of noncontrolling interest	38,934	56,848
Net loss attributable to noncontrolling interests	(38,934)	(56,848)
Net gain (loss) attributable to Mecox Lane Limited shareholders	(4,244,468)	(4,224,629)
Loss per ordinary share:
Basic	(0.01)	(0.01)
Diluted	(0.01)	(0.01)
Loss per ADS (1)
Basic	(0.37)	(0.36)
Diluted	(0.37)	(0.36)
Weighted average ordinary shares used in per share calculation
Basic	405,193,309	405,498,252
Diluted	405,193,309	405,498,252
Weighted average ADS used in per share calculation (1)
Basic	11,576,951	11,585,664
Diluted	11,576,951	11,585,664

(1) ADS amounts adjusted for a change in the ratio of the Company’s American Depositary Shares (“ADSs”) to ordinary shares (“Shares”) from 1:7 to 1:35 (“Ratio Change”), effective as of February 1, 2013.

Other comprehensive income, net of tax of nil
Change in cumulative foreign currency translation adjustment	57,726	189,507
Other comprehensive income, net of tax	57,726	189,507

Comprehensive income attributable to Mecox Lane Limited shareholders	(4,186,742)	(4,035,122)

Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures
Non-GAAP net income (loss) (1)	(3,487,467)	(3,172,873)

Note (1) We define non-GAAP net income (loss), a non-GAAP financial measure, as net income (loss) excluding share-based compensation expenses. We review non-GAAP net income (loss) together with net income (loss) to obtain a better understanding of our operating performance. We also believe it is useful supplemental information for investors and analysts to assess our operating performance without the effect of non-cash sharebased compensation expenses, which have been and will continue to be significant recurring expenses in our business. However, the use of non-GAAP net income (loss) has material limitations as an analytical tool. One of the limitations of using non-GAAP net income (loss) is that it does not include all items that impact our net income (loss) for the period. In addition, because non-GAAP net income (loss) is not calculated in the same manner by all companies, it may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP net income (loss) in isolation from or as an alternative to net income (loss) prepared in accordance with U.S. GAAP.

The following table sets forth the reconciliation of non-GAAP net income (loss), a non-GAAP financial measure, from net income (loss), our most directly comparable financial measure presented in accordance with U.S. GAAP, for the periods indicated.

	Three-month Periods Ended March 31
	2012	2013
	$	$
Net loss	(4,244,468)	(4,224,629)
Add back: Share-based compensation expenses	757,001	1,051,756
Non-GAAP net loss	(3,487,467)	(3,172,873)